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September 2, 2010

BY EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Tops Holding Corporation

Tops Markets, LLC
Registration Statement on Form S-4
(File No. 333-168065)

Responses to SEC Comments to Form S-4 filed on July 12, 2010

Dear Mr. Owings:

On behalf of Tops Holding Corporation and Tops Markets, LLC (collectively, the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated August 9, 2010, relating to the Company’s registration statement on Form S-4 (File No. 333-168065) filed on July 12, 2010 (the “Registration Statement”).  Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment.

This letter should also be read in conjunction with the accompanying pages from Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on September 2, 2010.  In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1.

Comments to Registration Statement Received in Letter Dated August 9, 2010

Summary of the Exchange Offer, page 3

Acceptance of Outstanding Notes and Delivery of Exchange Notes, page 6

1.                                       We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange “as promptly as practicable” following the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration of the offer.  Please revise here, on page 89, and throughout the document, as necessary.

Response:  The Company has revised the Registration Statement, in each place where the relevant disclosure appears, to indicate that it will issue new notes or return any old notes not accepted for exchange “promptly” following the expiration date.  Please see pages 6 and 89 of Amendment No. 1.

The Exchange Offer, page 87

Expiration Date; Extensions; Amendment, Termination, page 90

2.                                       We note that you may determine in your “sole discretion” whether certain offer events or conditions have occurred.  Please revise to include an objective standard for the determination of whether an event or condition has been satisfied.

Response:  The Company has revised the Registration Statement to indicate that it will determine in its “reasonable” discretion whether certain offer events or conditions have occurred.  Please see page 90 of Amendment No. 1.

Part II

Item 22.  Undertakings, page II-2

3.             Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response:  The Company has revised Item 22 of the Registration Statement to include the undertakings under Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.  Please see pages II-2 and II-3 of Amendment No. 1.

Signatures, page II-4

4.                                       For each filer, please identify under the title and include the signatures for the principal executive officer, principal financial officer, and controller or principal accounting officer.  See Instruction 1 to Signatures of Form S-4.

Response:  The Company has revised the signature pages of Tops Holding Corporation, Tops Markets, LLC and Tops Gift Card Company, LLC to indentify the principal executive officer, the principal financial officer and the principal accounting officer of each registrant.  The Company has also revised the signature page of Tops PT, LLC to identify its sole officer as the principal executive officer of such registrant.  Please see pages II-5 through II-9 of Amendment No. 1.

Exhibit 5.1

5.                                       Counsel’s assumption in paragraph (e) on page 2 relating to the binding obligations of the Opinion Documents is too broad.  We would not object if counsel made this assumption with respect to the Trustee.  Please revise.

Response:  We have revised our assumption in paragraph (e) of our opinion to limit the assumption to the Trustee.  Please see page 2 of Exhibit 5.1 to Amendment No. 1.

6.                                       Counsel cannot assume that the registrants are duly organized, etc. or that the indenture and exchange notes are duly authorized, executed, etc., but counsel can rely on other opinions.  Please delete assumptions in paragraph (f) beginning on page 2.

Response:  We have deleted our assumptions in paragraph (f) of our opinion.  Please see page 2 of Exhibit 5.1 to Amendment No. 1.

7.                                       We note that counsel’s opinion is limited to Generally Applicable Law; however, the limitations in this definition are too broad.  Please delete the language following the parentheses in the definition.

Response:  We have deleted the language “…that a New York lawyer exercising customary professional diligence would be reasonably expected to recognize as being applicable to the Issuers or the Gurantors, the Opinion Documents or the transactions governed by the Opinion Documents” from our definition of “Generally Applicable Law.”  Please see page 3 of Exhibit 5.1 to Amendment No. 1.

8.                                       Counsel cannot assume that the indenture will be executed and delivered by the registrants.  Please delete this assumption in paragraph 2 on page 3.

Response:  Our assumption in opinion paragraph 2 was intended to apply to the “Exchange Notes” and not the indenture.  We have clarified the first sentence in such paragraph to reflect our intention.  Please see page 3 of Exhibit 5.1 to Amendment No. 1.

9.                                       Please delete the penultimate paragraph or refile an opinion on the day you want the registration statement to go effective.

Response:  We agree to refile our opinion on the day the Company wishes the Registration Statement to go effective.

*   *   *

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (212) 848-7658.

Very truly yours,

/s/ Michael Benjamin

Michael Benjamin

cc:	Charles Lee
Brigitte Lippmann
(Securities and Exchange Commission)

Kevin Darrington, Chief Operating Officer and Chief Financial Officer
(Tops Markets, LLC)